NUU COLLECTIVE LLC

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Independent Accountant's Review Report 2

Balance Sheets 3

Statements of Income 4

Statements of Equity 5

Statements of Cash Flows 6

Notes to the Financial Statements 7



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Nuu Collective LLC
Hampton Bays, New York

We have reviewed the accompanying financial statements of Nuu Collective LLC, which comprise of the balance sheets as of December 31, 2023, and 2022, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Nuu Collective LLC and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
February 27, 2024

36 STEWART STREET, 2ND FL. ● RENO, NV 89501 ● 775.525.1TAX (1829) ● WWW.BELLE.CPA

NUU COLLECTIVE LLC
BALANCE SHEETS
DECEMBER 31, 2023 AND 2022
(unaudited)

ASSETS

	2023	2022
CURRENT ASSETS		
Cash and cash equivalents	$ 125,829	$ 176,304
Inventory	273,138	144,237
Prepaid expenses and other current assets	-	3,679
Loan origination costs	18,346	8,220
TOTAL CURRENT ASSETS	417,313	332,440
PROPERTY AND EQUIPMENT		
Property and equipment, net	738	984
OTHER ASSETS		
Deposits	6,000	3,000
Intangible assets, net	45,724	42,040
TOTAL OTHER ASSETS	51,724	45,040
TOTAL ASSETS	$ 469,775	$ 378,464

LIABILITIES AND MEMBERS' EQUITY

	2023	2022
CURRENT LIABILITIES		
Accounts payable	$ 210,474	$ 59,769
Notes payable - current portion	268,484	168,640
Credit cards payable	52,857	3,566
Deferred revenue	-	389,831
Accrued expenses	1,925	384
Gift card liability	1,556	1,302
Due to related party	2,381	-
TOTAL CURRENT LIABILITIES	537,677	623,492
LONG-TERM LIABILITIES		
Convertible notes	1,611,300	1,611,300
Accrued interest on convertible notes	123,905	99,386
TOTAL LONG-TERM LIABILITIES	1,735,205	1,710,686
TOTAL LIABILITIES	2,272,882	2,334,178
MEMBERS' EQUITY		
Common units, see note 6	-	-
Accumulated deficit	(1,803,107)	(1,955,714)
TOTAL MEMBERS' EQUITY	(1,803,107)	(1,955,714)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 469,775	$ 378,464

See independent accountant's review report and accompanying notes to financial statements.

NUU COLLECTIVE LLC
STATEMENTS OF INCOME
DECEMBER 31, 2023 AND 2022
(unaudited)

	2023	2022
REVENUES	$ 2,610,176	$ 1,129,577
COST OF GOODS SOLD	1,164,240	567,381
GROSS PROFIT	1,445,936	562,196
OPERATING EXPENSES		
Amortization and depreciation expense	1,995	1,995
Advertising and marketing	549,067	642,075
General and administrative	78,833	80,140
Guaranteed payments to partners	128,777	20,289
Legal and professional fees	123,159	72,669
Occupancy costs	39,647	16,250
Payroll expenses	317,125	332,687
Product design and development	3,617	2,144
TOTAL OPERATING EXPENSES	1,242,220	1,168,249
NET OPERATING INCOME/(LOSS)	203,716	(606,053)
OTHER INCOME/(EXPENSES)		
Interest income	3,021	384
Foreign exchange gain	88	-
Debt issuance costs	-	(24,821)
PPP loan forgiven	-	10,910
Interest expense	(54,218)	(64,627)
TOTAL OTHER INCOME/(EXPENSES)	(51,109)	(78,154)
NET INCOME (LOSS)	$ 152,607	$ (684,207)

See independent accountant's review report and accompanying notes to financial statements.

NUU COLLECTIVE LLC
STATEMENTS OF EQUITY
DECEMBER 31, 2023 AND 2022
(unaudited)

	Common Units		Accumulated	
	Shares	Amount	Deficit	Total
BEGINNING BALANCE, JANUARY 1, 2022	1,000,000	$ -	$ (1,271,507)	$ (1,271,507)
Net loss	-	-	(684,207)	$ (684,207)
ENDING BALANCE, DECEMBER 31, 2022	1,000,000	$ -	$ (1,955,714)	$ (1,955,714)
Net income	-	-	152,607	$ 152,607
ENDING BALANCE, DECEMBER 31, 2023	**1,000,000**	**$ -**	**$ (1,803,107)**	**$ (1,803,107)**

See independent accountant's review report and accompanying notes to financial statements.

NUU COLLECTIVE LLC
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2023 AND 2022
(unaudited)

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 152,607	$ (684,207)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Amortization and depreciation expense	1,995	1,995
Forgiveness of PPP loan	-	(10,910)
(Increase) decrease in assets:		
Inventory	(128,901)	1,307
Deposits	(3,000)	(3,000)
Prepaid expenses and other current assets	3,679	(3,679)
Increase (decrease) in liabilities:		
Accounts payable	150,705	(11,477)
Gift card liability	254	1,302
Deferred revenue	(389,831)	389,831
Accrued expenses	1,541	384
Credit cards payable	49,291	3,566
Accrued interest on convertible notes	24,519	24,520
CASH USED FOR OPERATING ACTIVITIES	(137,141)	(290,368)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(5,433)	(17,560)
CASH USED FOR INVESTING ACTIVITIES	(5,433)	(17,560)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	-	330,940
Issuance of short term loans payable, net	89,718	78,974
Due to related party	2,381	-
CASH PROVIDED BY FINANCING ACTIVITIES	92,099	409,914
NET INCREASE (DECREASE) IN CASH	(50,475)	101,986
CASH AT BEGINNING OF YEAR	176,304	74,318
CASH AT END OF YEAR	$ 125,829	$ 176,304
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 28,845	$ 32,511
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
Nuu Collective LLC (the "Company") was incorporated in the State of Delaware on March 30, 2016. The Company has designed an undergarment for women marketed under the name Nuudii System. The Company is located in New York.

Going Concern
Since Inception, the Company has relied on funds from convertible notes issued and short term debt to fund its operations. As of December 31, 2023, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate additional funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2023, and 2022, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2023, and 2022, the Company had no accounts receivable.

1.   **Summary of Significant Accounting Policies (continued)**

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2023, and 2022, the balance of inventory related to finished goods was $273,138 and $144,237, respectively.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of patents and web site costs. Intangible assets are amortized over the useful life of the asset. Amortization expense for the years ending December 31, 2023, and 2022, was $1,749.

The Company accounts for intangible assets (including trademarks and website) in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Molds depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

1.   **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling undergarments for women. The Company's payments are generally collected upfront. For years ending December 31, 2023, and 2022 the Company recognized $2,610,176 and $1,129,577 in revenue, respectively.

1. **Summary of Significant Accounting Policies (continued)**

    Advertising Expenses
    The Company expenses advertising costs as they are incurred.

    Organizational Costs
    In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

    New Accounting Pronouncements
    From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

2. **Commitments and Contingencies**

    The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Property and Equipment**

    Property and equipment consisted of the following at December 31, 2023 and 2022:

Property and equipment at cost:	2023	2022
Product molds	$ 1,230	$ 1,230
	1,230	1,230
Less: Accumulated depreciation	492	246
Total	$ 738	$ 984

4. **Convertible Notes**

    As of December 31, 2023, and 2022, the total principal related to convertible notes was $1,611,300. Accrued interest of $123,905 and $99,386 was recorded against the convertible notes as of December 31, 2023, and 2022, respectively.

    The number of units of Equity Securities to be issued to the Holders upon such conversion shall be equal to (x) the entire outstanding principal and accrued interest of the Notes divided by (y) a per unit price equal to the lesser of (i) 80% of the per unit purchase price for the Equity Securities, or (ii) the per unit purchase price for the Equity Securities determined as if the Equity Securities had been sold in the Next Equity Financing at a pre-money value of $3,500,000 - $8,000,000, regardless of the actual pre-money valuation as set forth in the transaction documents for the Next Equity Financing ("Pre-Money Valuation"). If that Pre-Money Valuation exceeds $3,500,000 - $8,000,000, then the per-unit price solely for the Note conversion shall be determined based on a deemed pre-money valuation of $3,500,000 - $8,000,000.

5.   <u>**Notes Payable**</u>

Short term loans payable consisted of the following as of December 31, 2023, and 2022:

	2023	2022
Contract note payable; interest at 9.75% per annum, variable maturity date, variable minimum monthly payment based on gross revenue, collateralized by inventory.	$ 75,621	$ -
Contract note payable; interest at 7.41% per annum, variable maturity date, variable minimum monthly payment of 13% of gross sales, collateralized by future sales.	13,486	119,140
Contract note payable; interest at 13.25% per annum, variable maturity date, variable minimum monthly payment of 14% of gross sales, collateralized by future sales.	125,000	-
Contract note payable; interest at 12.46% per annum, variable maturity date, variable minimum monthly payment of 30% of gross sales, collateralized by future sales.	41,013	-
Contract note payable; interest at 18% per annum, no minimum monthly payment, full principal due in July 2022, uncollateralized.	13,364	49,500
	$ 268,484	$ 168,640
Less: Current portion of notes payable	268,484	168,640
Long term portion of notes payable	-	-

Maturity of the notes payable is as follows:

December 31, 2024	$ 268,484
	$ 268,484

6.   <u>**Due to Related Party**</u>

During 2023, the main partner of the Company loaned the Company $2,381. There are no associated minimum monthly payments, maturity dates or interest rate associated with the loan. The Company intends to repay the related party payable within the next year.

7. **Equity**

    Common Units

    Under the operating agreement, the Company has issued 1,000,000 Common Units, which are owned by the founders and their families. Common Units are the only equity Units with the right to vote.

    Equity Incentive

    The Company's Incentive Unit Award Plan (the Plan), which is member approved, permits the grant of profit units to its employees, advisors and subcontractors of up to 100,000 units. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its members. Option awards are generally granted with an exercise price equal to the market price of the Company's units at the date of grant; those option awards generally vest based over 30 months. Certain option and unit awards provide for accelerated vesting. As of December 31, 2023, and 2022, 45,332 units have been issued under the Plan. Management deemed unit compensation expense to be immaterial as of December 31, 2023, and 2022.

8. **Going Concern**

    These financial statements are prepared on a going concern basis. The Company registered on March 30, 2016, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

9. **Subsequent Events**

    Managements Evaluation

    The Company has evaluated subsequent events through February 27, 2024, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.